October 10, 2012

Pamela Long

Assistant Director

Jessica Dickerson

Staff Attorney

United States

Securities and Exchange Commission

Washington D.C. 20549

Re:

Bauman Estate Planning, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed September 17, 2012

File No. 333-169960

Dear Ms. Long;

Please find below the Registrant’s response to your comment letter to Amendment No. 6 to our Registration Statement on Form S-1.

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•

Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

We acknowledge the Staff’s comment and the Company confirms that we have revised disclosure to include additional wording addressing the Staff’s concern.

The Company shall continue to be deemed an emerging growth company until the earliest of--

‘(A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

‘(B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

‘(C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

‘(D) the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.’.

As an emerging growth company the company is exempt from Section 404(b) of Sarbanes Oxley.   Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures.

Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

 As an emerging growth company the company is exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

The Company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

None to date.    Upon effectiveness of this registration, any potential investors approached will be provided a copy of the prospectus filed with the SEC.

3. We note your response to comment one of our letter dated February 6, 2012. You disclose on page F-8 that your current fiscal year end is December 31; however, the Company Data section of your EDGAR profile indicates that your current fiscal year end is June 30. Please revise the Company Data section of your EDGAR profile accordingly.

EDGAR profile revised to December 31, 2012.

Risk Factors, page 6

Our auditors have issued a going concern opinion . . . , page 6

4. Inconsistent with this risk factor, we note that the report of your independent registered public accounting firm, dated August 9, 2012, does not include a going concern opinion. Please advise, and revise your disclosure as appropriate. To the extent you require additional financing, please continue to disclose such need in the risk factor section.

Going concern language deleted.     The Company does not require additional financing to maintain operations.

Capitalization, page 9

5. Please ensure that the amounts presented in your capitalization table and throughout your filing agree to the amounts presented on the face of the financial statements. For example, you disclose on pages 9 and 14 that current liabilities were $0 as of June 30, 2012; however, per the face of your June 30, 2012 balance sheet, current liabilities were actually $2,500. In addition, it is not clear how you have determined that you have accumulated profit of $7,350 and total stockholders’ equity of $8,513. Please revise accordingly.

Revised for consistency.

Dilution, page 9

6. It appears, based upon your June 30, 2012 balance sheet, that your net tangible book value is $6,013, rather than $8,513. Please revise your computations throughout the dilution section accordingly.

Dilution recalculated.

Description of Business and Property, page 10

7. Please revise your disclosure in this section to clarify how you generate revenue. In this regard, we note you state in the “Services” subsection on page 11 that you provide two main services, both of which are complimentary. We further note your statement at the top of page 12 that after meeting with a client, you will make recommendations for an estate plan or for changes to an estate plan, which will generate revenue if a client decides to follow your recommendation. Please clearly describe the complimentary services you provide, and distinguish them from the services and products for which you charge a fee. You should also clarify whether you are merely providing forms for clients to fill out themselves or whether you prepare certain documents. In this regard, we note the disclosure surrounding your website discussion on page 13 in which you reference online preparation and state that clients can create their documents online. Finally, please explain how the parameters of your website business fit within your business model (i.e., complimentary consultation followed by recommendations and any potential document preparation).

We plan on generating income from providing estate planning and asset protection documents. We will offer the services with two distribution methods. First would be an in house sales force. The in house sales force would meet with clients for a complimentary consultation.

If the client does not have a will or a living trust the sales rep would consult them on their options. Should the client wish to create an estate plan the client would fill out blank forms and submit them to the company. The company would then create these documents and mail them to the client.

If the client has a will or trust and would like it reviewed the company would review the documents "free of charge" to make sure the structure is set up the way the client wishes. If they are not the client would write down their wishes and the documents would be amended according to the clients wishes.

The second method of generating income would be thru the website. At this time the website is not created and/or functioning. The website would allow for internet users to fill out the forms and be submitted to us for preparation. The company would then mail the documents to the client for review.

The website would be marketed in different avenues. First would be google tags, television, radio and newspaper advertising. Also networking with real estate agents, loan officers, insurance agents and cpa's.

The online website would be structured similar to legalzoom. We feel our products will be more detailed and our follow up service to the client will be better.

The estate planning documents are state specific. We have the forms for every state so we can prepare these in every state. The asset protection documents are Nevada specific. We would market the Asset Protection Trust to residents of all 50 states. We would also market IRA Beneficiary trusts to people who are looking to protect their IRA's for their children from creditors

Business Summary, page 10

8. In the first sentence on page 11, you state that you maintain two office locations. You make a similar statement on page 12. However, your website identifies three office locations. Please advise, and revise your disclosure as appropriate.

At this time Bauman Estate Planning does not have a website.  The Company only has 2 offices, Bauman Advisory Group, a different entity, has 3 offices.

Financial Statements for the Year Ended December 31, 2011, page F-1

Note F – Subsequent Events, page F-11

9. Please clarify your disclosure here and on page F-17 to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Subsequent event disclosure revised to disclose the subsequent events were disclosed through the date of the issuance of the financial statements.

Exhibit 23.1

10. We note your response to comment six of our letter dated February 6, 2012. As previously requested, please make arrangements with your auditors to have them also consent to the reference as experts in auditing and accounting.

Revised to consent as experts in auditing and accounting.

Very truly yours,

/s/ Todd Bauman

Todd Bauman, President

Bauman Estate Planning, Inc.